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THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES               Exhibit 12
Computation of Ratios
(In thousands, except ratios)


                                                Three Months Ended
                                                     March 31
                                               --------------------
                                                  1997        1996
                                                ------      ------
EARNINGS:
Income before income taxes                    $245,210     177,488
Add: fixed charges                              19,477      16,585
                                               -------     -------
   Income, as adjusted                        $264,687     194,073
                                               =======     =======

FIXED CHARGES:
Interest costs                                 $12,901      12,424
Rental expense (1)                               6,576       4,161
                                               -------     -------
   Total fixed charges                         $19,477      16,585
                                               =======     =======

FIXED CHARGES AND PREFERRED
 STOCK DIVIDENDS:
Fixed charges                                  $19,477      16,585
PSOP preferred stock dividends                   4,425       4,489
Dividends on monthly income
 preferred securities                            3,105       3,105
                                               -------     -------
    Total fixed charges and
     preferred stock dividends                 $27,007      24,179
                                               =======     =======

Ratio of earnings to fixed charges               13.59       11.70
                                               =======     =======

Ratio of earnings to combined fixed
 charges and preferred stock dividends            9.80        8.03
                                               =======     =======

(1) Interest portion deemed implicit in total rent expense.